SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JANUARY 2010

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 06, 2010.

Grupo TMM, S.A.B.

By:
______________________________________
/s/Jacinto Marina
Chief Financial Officer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1 :	Press Release dated January 06, 2010 (GRUPO TMM ANOUNCES COMPLETION OF DEBT RESTRUCTURING THROUGH AN INCREASE OF ITS CAPITAL STOCK OF $41.2 MILLION DOLLARS).

TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Chief Financial Officer	Kristine Walczak (investors, analysts, media)
011-525-55-629-8866 ext. 2901	312-726-3600
jacinto.marina@tmm.com.mx	kwalczak@dresnerco.com

Monica Azar, Investor Relations
917-597-5361 or 011-525-55-629-8866 ext. 3421
monica.azar@tmm.com.mx

GRUPO TMM ANOUNCES COMPLETION OF DEBT RESTRUCTURING THROUGH
AN INCREASE OF ITS CAPITAL STOCK OF $41.2 MILLION DOLLARS

(Mexico City, January 6, 2010). Grupo TMM, S.A.B. (NYSE: TMM and BMV: TMM A; ”TMM” the ”Company” or ”GTMM”), a Mexican intermodal transportation and logistics company, announced today the subscription and payment of its capital stock increase, approved at the extraordinary shareholders meeting (”Meeting”) held on December 15, 2009.

Pursuant to the resolution adopted at the Meeting and to the approval granted by the Mexican Securities and Exchange Commission (the ”Comisión Nacional Bancaria y de Valores”), under Article 102, Item III of the Securities Law of Mexico, and as completion of the restructuring of GTMM’s receivables securitization facility announced in December 2009, VEX (a related company of GTMM) subscribed $41,181,715.53 dollars at a price of $0.88 dollars per share (equivalent to $4.4 dollars per ADR), represented by 46,797,404 nominative common shares without par value, and paid the subscription price per share mentioned above through the conversion of GTMM’s debt into equity. The subscription price per share was 10 percent higher than the closing price of the ADR on January 5, 2010.

It is important to mention that no shareholder exercised its preferential right to subscribe to the mentioned capital increase during the designated period.

As a result of the above, the subscribed and paid capital increase totaled $532,174,837 Mexican Pesos and the number of outstanding shares of GTMM increased to 102,024,441 shares. The portion of the issued capital stock that was not subscribed was automatically cancelled pursuant to the resolution of the Meeting. Clause six of the bylaws of the Company was amended accordingly.

José F. Serrano, chairman and chief executive officer of GTMM, said, ”The successful completion of the debt restructuring through this capital increase strengthens the Company’s balance sheet and improves overall cash flow, thereby increasing the viability of the Company.”

Headquartered in Mexico City, GTMM is a Latin American intermodal transportation company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s Web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; the ability of the Company to reduce corporate overhead costs and the ability of management to manage growth and successfully compete in new businesses These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.